Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated May 28, 2019 - Neovasc Announces Publication of Peer-Reviewed Article in European Heart Journal Concluding Positive Cost-Effectiveness of the Neovasc Reducer™

DOCUMENT 1

Neovasc Announces Publication of Peer-Reviewed Article in European Heart Journal Concluding Positive Cost-Effectiveness of the Neovasc Reducer™

NASDAQ, TSX: NVCN

VANCOUVER, May 28, 2019 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today announced that the European Heart Journal, Quality of Care and Clinical Outcomes has published a peer-reviewed article indicating the cost effectiveness of the Neovasc Reducer™ ("Reducer") as an effective therapy for patients suffering from refractory angina, and its positive impact on healthcare burden. The title of the article is: "Cost-effectiveness of the coronary sinus Reducer and its impact on the healthcare burden of refractory angina patients."

The main findings of the study are that:

  the Reducer decreases healthcare burden of refractory angina patients and the associated costs across a range of European healthcare system perspectives; and that the Reducer is cost-effective according to the cost-effectiveness thresholds of the World Health Organization ("WHO").

The study indicates that in patients with severe angina, refractory to optimal medical therapy and not amenable for further revascularization, the Reducer reduces healthcare resource utilization and associated costs. In a limited one-year timeframe, the Reducer is consistently cost-effective across the considered countries and range of cost-effectiveness thresholds. Under both the assumptions of a Reducer effect duration of two and three years from implant with a 30%-year efficacy decrease, the device yields cost-effectiveness ratios suggesting high value from all the considered perspectives.

"This study indicates that the Reducer not only significantly improves quality of life for patients suffering from refractory angina, but that treatment with the Reducer also results in improved quality-adjusted-life-year values, and in statistically significant savings in healthcare costs related to angina-driven hospitalizations, outpatient visits, coronary angiograms and percutaneous coronary interventions, per patient-year," commented Fred Colen, president and CEO of Neovasc. "Furthermore, as of the second year, the incremental cost-effectiveness ratio for patients with the Reducer is well below the levels established by the WHO and well below the even stricter Dutch threshold."

The paper considered both the cost-consequence (a comparison of patient care before and after Reducer implantation) and the cost effectiveness (a measure of total cost of the procedure and ongoing care against a combined measure of quality of life and life expectancy).

Cost-consequence
Usage of angina-related healthcare resources and quality-of-life data were collected for 215 consecutive refractory angina patients undergoing Reducer implantation in Belgium, the Netherlands and Italy. Costs were assessed in each country's healthcare system, and data from the date of refractory angina diagnosis until Reducer implantation, the Standard-of-Care period ("SoC Time-Period") and from Reducer implantation to follow-up ("the Reducer Time-Period") were compared, with each patient serving as its own control. The authors observed significant reductions in angina-driven hospitalizations, outpatient visits, coronary angiograms and percutaneous coronary interventions per patient-year during the Reducer Time-Period, translating into significantly reduced costs per patient-year. This translated into a significant reduction of the associated costs per patient-year from all three healthcare system perspectives: Belgium: €4,143 (1,970-9,347) vs. €312 (97-3,209), p<0.001; the Netherlands: €3,079 (1,441-6,990) vs. €121 (37-2,342), p<0.001; Italy: €4,175 (2,009-3,210) vs. €194 (58-2,786), p<0.001 during the SoC and Reducer Time-Periods, respectively.

Cost-effectiveness
Cost-effectiveness of Reducer was expressed in the Incremental Cost-Effectiveness Ratio ("ICER"), defined as the difference in cumulative costs of Reducer and SoC Time-Periods, divided by the difference in cumulative Quality-Adjusted-Life-Year's ("QALYs") of Reducer and SoC Time-Periods.  The associated simulations under the WHO cost-effectiveness thresholds were 99.9%, 100.0% and 93.3%, respectively, meaning that within one year the Reducer nearly met or exceeded the WHO guidelines and that these effects further improved over two- and three-year estimates in the study.  Costs and utilities during a one-year SoC Time-Period were compared with those of a one-year Reducer Time-Period to assess cost-effectiveness. Several Reducer efficacy duration assumptions were explored with modeled projections. The Reducer was associated with higher QALYs: 0.665 vs 0.580, p<0.001) and incremental costs, yielding ICERs of €53,197, €34,948, €63,146 per QALY gained in Belgium, The Netherlands and Italy, respectively. Under the assumption of both a two- and three-year Reducer effect duration, modeling a 30%-year efficacy decrease, the device yielded ICERs in the range of €1,977-€20,796 per QALY gained.

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the USA, the U.S. Food and Drug Administration ("FDA") granted Breakthrough Device designation to the Neovasc Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.  In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.1

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™ (the "Tiara"), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

Share Capital Update
As of today, the Company has 71,824,101 Common Shares issued and outstanding. The following securities are convertible into Common Shares: 9,317,874 stock options with a weighted average exercise price of US$2.90, 1,444,444 broker warrants with an exercise price of US$0.5625, US$11,500,000 debenture with a lowest possible conversion price of US$0.75, which could convert into a maximum of 15,333,333 shares and US $8,490,000 principal amount of senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (the "2017 Financing"), which Notes could convert into 18,866,667 Common Shares (not taking into account the alternate conversion price or anti-dilution mechanisms). Our fully diluted share capital as of the same date is 116,786,419. Our fully diluted share capital, adjusted on the assumption that all of the outstanding Notes are converted using the alternate conversion price at the closing price on May 24, 2019, is 117,581,633.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, beliefs and expectations relating to the future performance and/or success of the Reducer, including statements about the results of the study suggesting that the Reducer provides high-value from all considered perspectives, statements regarding the growing incidence of refractory angina, the growing cardiovascular marketplace and the Company's fully-diluted share capital. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Notes issued pursuant to the 2017 Financing, resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the possibility that the common shares of the Company may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

1T. J. Povsic, S. Broderick, K. J. Anstrom et al., "Predictors of long-term clinical endpoints in patients with refractory angina," Journal of the American Heart Association, vol. 4, no. 2, article e001287, 2015.

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SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2019/28/c6183.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 08:55e 28-MAY-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	May 28, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer